Eldorado Gold Corporation

Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

Management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of outside advisors who conduct periodic audits of many aspects of the Company’s operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2007, the Company had a material weakness in internal controls over financial reporting. As a result, Management concluded that the Company’s internal control over financial reporting was not effective.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Specifically, effective controls were not maintained to ensure the consistent application of the amortization policy for costs incurred in the pre-production phase of a multiple pit operation. This control deficiency resulted in an increase of depreciation expense of $3.3 million, and additional charge of $1.4 million to inventory resulting in an increase in accumulated depreciation of $4.7 million. Accordingly Management has determined that this control deficiency constitutes a material weakness in the Company’s internal controls over financial reporting.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the auditors’ report. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has also been audited by PricewaterhouseCoopers LLP, and their opinion is included in their report.

(Signed) Paul N. Wright

(Signed) Earl W. Price

Paul N. Wright

Earl W. Price

President and Chief Executive Officer

Chief Financial Officer

March 25, 2008

Vancouver, British Columbia, Canada

Independent Auditors’ Report

To the Shareholders of Eldorado Gold Corporation

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Eldorado Gold Corporation (the “Company”) as at December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and deficit, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2007 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  We conducted our audit of the Company’s financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Eldorado Gold Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statement will not be prevented or detected on a timely basis.  It was determined that the Company did not maintain effective internal control over financial reporting as at December 31, 2007, because of a material weakness identified in the process to ensure the accuracy of amortization of costs incurred in the pre-production phase of a multi-pit operation.  This material weakness is described in the accompanying Management’s Responsibility for Financial Reporting.

We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in (Internal Control — Integrated Framework) issued by the COSO.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC

March 27, 2008

Comments by Auditors for U.S. readers on Canada — U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph)when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for financial instruments as described in note 3 to the consolidated financial statements. Our report to the shareholders dated March 27, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC

March 27, 2008

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006
	$	$
Assets

Current assets
Cash and cash equivalents	46,014	59,967
Restricted cash (note 4)	65,710	21,250
Accounts receivable and other (note 5)	30,335	28,306
Inventories (note 6)	57,525	35,697
Derivative contract (note 7)	2,956	-
Future income taxes (note 12)	959	10,182
	203,499	155,402
Restricted cash (note 4)	8,300	58,300
Mining interests (note 8)	377,705	311,080
Other	2,238	2,238
	591,742	527,020

Liabilities
Current liabilities
Bank indebtedness (note 9)	-	15,367
Accounts payable and accrued liabilities	39,943	29,267
Debt - current (note 10)	65,422	333
Current portion of asset retirement obligations (note 11)	509	8,271
	105,874	53,238
Debt - long-term (note 10)	139	50,499
Contractual severance obligations	1,479	3,216
Asset retirement obligations (note 11)	8,290	5,420
Future income taxes (note 12)	26,781	18,742
	142,563	131,115

Shareholders Equity

Share capital (note 13(a))	753,058	740,061
Contributed surplus (note 13(b))	13,083	9,314
Accumulated other comprehensive income (note 13(c))	214	-
Deficit	(317,176)	(353,470)
	449,179	395,905
	591,742	527,020

Commitments (note 16)
Subsequent event (note 19)

Approved on behalf of the Board of Directors

(Signed) Robert Gilmore    Director                    (Signed) Paul N. Wright    Director

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Expressed in thousands of U.S. dollars except per share amounts)

	2007	2006	2005
	$	$	$
Revenue
Gold sales	179,302	77,641	29,680
Interest and other income	9,397	7,048	4,117
	188,699	84,689	33,797

Expenses
Operating costs	72,691	45,850	35,378
Depletion, depreciation and amortization	20,041	1,763	9,798
General and administrative	26,798	19,030	14,937
Exploration	11,634	12,719	7,386
Mine standby and restructuring costs	6,575	-	-
Accretion of asset retirement obligation	604	661	484
Foreign exchange (gain) loss	(4,658)	(2,050)	547
(Gain) on disposal of assets	(3,823)	(945)	(5,727)
Interest and financing costs	3,415	1,586	88
Unrealized gain on derivative contract	(2,083)	-	-
Writedown of assets	-	2,186	19,537
	131,194	80,800	82,428
Income (loss) before income taxes	57,505	3,889	(48,631)

Income tax (expense) recovery
Current	(4,823)	(2,080)	(152)
Future	(17,261)	1,491	(343)
	(22,084)	(589)	(495)
Net income (loss) for the year	35,421	3,300	(49,126)

Deficit, beginning of year:
As previously reported	(353,470)	(356,770)	(307,644)
Change in accounting policy	873	-	-
As adjusted	(352,597)	(356,770)	(307,644)
Deficit, end of year	(317,176)	(353,470)	(356,770)

Weighted average number of shares outstanding
Basic	343,194	337,376	284,004
Diluted	344,621	339,177	284,004

Earnings per share
Basic income (loss) per share - US$	0.10	0.01	(0.17)
Diluted income (loss) per share - US$	0.10	0.01	(0.17)

Basic income (loss) per share - Cdn$	0.11	0.01	(0.19)
Diluted income (loss) per share - Cdn$	0.11	0.01	(0.19)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2007	2006	2005
	$	$	$
Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the year	35,421	3,300	(49,126)
Items not affecting cash
Accretion of asset retirement obligation	604	661	484
Contractual severance expense	721	1,377	1,801
Depletion, depreciation and amortization	20,041	1,763	9,798
Unrealized foreign exchange loss (gain)	796	-	-
Future income taxes	17,261	(1,491)	343
(Gain) loss on disposal of assets	(3,601)	515	(227)
Imputed interest and financing costs	67	91	-
Stock-based compensation	7,267	3,542	2,426
Unrealized gain on derivative contracts	(2,083)	-	-
Writedown of assets	-	-	19,537
	76,494	9,758	(14,964)
Property reclamation payments	(5,496)	-	-
Contractual severance payments	(2,458)	(598)	-
Changes in non-cash working capital (note 15)	1,265	(31,668)	4,478
	69,805	(22,508)	(10,486)

Investing activities
Mining interests
Capital expenditures	(94,461)	(88,299)	(88,758)
Sales proceeds	1,482	1,845	227
Available-for-sale securities
Purchases	(1,556)	-	-
Disposals	663	-	-
Pre-production gold sales capitalized in mining interests	10,052	-	-
Non-producing properties under development	(13,477)	(6,871)	(650)
Value added taxes recoverable on mining interests	-	(7,579)	(8,759)
Restricted cash	5,540	(29,550)	(50,000)
Acquisition of Afcan, net of cash received	-	-	664
	(91,757)	(130,454)	(147,276)

Financing activities
Capital stock
Share issuance costs	-	(7,089)	-
Issuance of common shares for cash	9,500	171,225	7,184
Long-term and bank debt
Proceeds	24,859	15,367	50,000
Repayments	(26,360)	(400)	(986)
	7,999	179,103	56,198
Net increase (decrease) in cash and cash equivalents	(13,953)	26,141	(101,564)
Cash and cash equivalents - beginning of year	59,967	33,826	135,390
Cash and cash equivalents - end of year	46,014	59,967	33,826

Supplementary cash flow information (note 15)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

For the year ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2007
$

Net earnings for the period ended December 31, 2007	35,421

Other comprehensive income (loss)
Net unrealized gains (loss) on available-for-sale investments (note 13(c))	(61)

Comprehensive income for the period ended December 31, 2007	35,360

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or “the Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Brazil, China and Turkey. On July 1, 2006, the Company began production in Turkey, and on February 1, 2007, the Company began production in China. Production at the Kişladağ mine in Turkey was suspended in August 2007 as a result of a court injunction and the mine remained shut down throughout the rest of the year. The court injunction was removed in February 2008 and the mine restarted production on March 6, 2008 (see subsequent event note 19). Production operations in Brazil ceased in the second quarter of 2007 and the mine is in reclamation.

2.

Significant accounting policies

(a)

Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and presented in United States dollars. As disclosed in note 18, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).

All material inter-company balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, reserves value beyond proven and probable mine life, fair values for purposes of impairment analysis and valuation of derivative contracts, reclamation obligations, non-cash stock-based compensation and warrants, valuation allowances for future income tax assets, and future income tax liabilities. Actual results could differ from these estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(d)

Inventories

i.

In-process inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations and doré awaiting refinement, all valued at the lower of average cost or net realizable value. In-process inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation, depletion and amortization of mining interests.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

ii.

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, valued at the lower of average cost and replacement cost and, where appropriate, less a provision for obsolescence.

(e)

Investments

On January 1st, 2007, the Company adopted the new accounting standard related to financial instruments. Under the new accounting policy investments classified as available for sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments classified as held for trading are reported at fair value with unrealized gains or losses included in earnings. Prior to January 1, 2007 marketable securities were valued at the lower of original cost and quoted market value.

(f)

Deposits

Deposits, such as those required by governmental authorities for possible environmental liabilities, are classified as held for trading.

(g)

Fair value of financial instruments

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

Derivative financial instruments are reported at fair value with unrealized gain or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The Company is exposed to currency risk from foreign currency fluctuations.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

The Company has foreign exchange investments and liabilities and, as a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company is not currently using derivative instruments to manage these risks.

(h)

Mining interests

Mining interests include development expenditures and property, plant and equipment recorded at cost. Cost includes expenditures made on properties under development and the estimated fair value of any related asset retirement obligation at the time the obligation is originally recorded. Revenues realized during the pre-operating period are recorded as a reduction of deferred expenditures.

Mineral properties, capitalized development costs, buildings, plant and equipment, and other assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units of production method calculated on the basis of proven and probable reserves. Furniture and fixtures, vehicles, computers and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating and sustaining capital and reclamation costs. If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Where future net cash flows cannot be estimated and other events or changes in circumstances suggest impairment, management determines whether the carrying cost is recoverable and at fair value using best estimates and comparative situations in the marketplace.

(i)

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs.

(j)

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenue and expense items denominated in foreign currencies are translated at average rates in effect at the time of the related transaction. Non-monetary items are translated at historical rates. Any gains and losses are reflected in earnings.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(k)

Capital lease obligations

Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. Assets recorded under capital leases are amortized on a straight-line basis over the term of the lease. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

(l)

Asset retirement obligations

Asset retirement obligations (“AROs”) represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. AROs are added to the carrying value of property, plant, equipment and mining interests as such expenditures are incurred and amortized against income over the useful life of the related asset. AROs are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as “accretion of asset retirement obligations” on the Consolidated Statements of Operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

(m)

Stock-based compensation

The Company has three share option plans, which are described in note 14. The Company records all stock-based compensation related to the option plans using the fair value method. Under the fair value method, stock-based compensation is measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever estimate is more reliable. Compensation expense is recognized on the graded method over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements or the expiry of unexercised options are accounted for in the period when the options expire or the vesting requirements are not met.

The Company also has a bonus cash awards unit plan, which is described in note 14. Bonus cash awards units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(n)

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

(o)

Revenue recognition

Revenue from the sale of bullion is recognized when persuasive evidence of an arrangement exists, the bullion has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

(p)

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. Diluted loss per share information is not disclosed as it would be anti-dilutive.

(q)

Capitalization of interest

Where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or the development ceases.

(r)

Stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which stripping costs are incurred. To the extent that the commercial production has not commenced, pre-stripping costs are capitalized as mine development costs. Production is deemed to have commenced when saleable minerals, excluding removal of de minimus material, are extracted from an ore body.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(s)

Mine Standby and restructuring costs

Mine Standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Examples of Mine Standby costs are labor, maintenance and mine support costs during anticipated temporary shutdowns of a mine due to suspension of its operating permit. Examples of restructuring costs are severance payments to employees laid off as a result of outsourcing the mining function.

(t)

Recent Canadian accounting pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the company's financial statements.

a)

Capital Disclosures, Section 1535

This Section establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

▪

qualitative information about its objectives, policies and processes for managing capital,

▪

summary quantitative data about what it manages as capital,

▪

whether during the period it complied with any externally imposed capital requirements to which it is subject,

▪

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b)

Inventories, Section 3031

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c)

Financial Instruments - Disclosures, Section 3862

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(u)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Changes in accounting policies

On January 1, 2007, the Company adopted three new accounting standards and accounting policy changes related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005 (the “new CICA standards”). These changes were adopted on a prospective basis with no restatement of prior years’ financial statements. The new CICA standards and accounting policy changes are as follows:

Financial instruments – recognition and measurement

This standard requires that all financial assets, except for those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at fair value when they are recognized initially and subsequently measured at amortized cost.

Investments classified as available for sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments classified as held for trading and derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the markets.

As required by the standard, on January 1, 2007, the company evaluated its energy supply contract (see note 7). With the closure of the São Bento mine, the energy contracted for the remaining of 2007 and 2008 exceeds the estimated consumption for such period and, accordingly, this contract was classified as a derivative financial instrument. Previously, this contract was not considered a financial instrument, as the contracted energy was in accordance with the company’s purchase and usage requirements.

On January 1, 2007, the Company had an investment in a public company classified as available-for-sale. Previously, investments in public companies were carried at cost, less provision for other than temporary declines in value.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Changes in accounting policies (continued)

This change in accounting policy resulted in the recognition of a derivative financial asset and a decrease in deficit of $873 representing the fair value of the energy contract as at January 1, 2007 and a $275 increase in the carrying value of the investment as at January 1, 2007, representing the cumulative unrealized gain at that time (note 13(c)).

Comprehensive income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances other than with the Company’s shareholders. In accordance with the new CICA standards, the Company’s financial statements now include a Consolidated Statements of Comprehensive Income and a new category, “accumulated other comprehensive income,” has been added to the shareholders’ equity section of the Consolidated Balance Sheets. The components of this new category include the holding gains and losses from available-for-sale securities that are not included in net earnings (loss) until realized. The components of “accumulated other comprehensive income” for the year 2007 are disclosed in note 13(c).

Hedges

The new CICA standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company is not currently engaged in any hedging activity. As a result, the adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

4.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral:

	December 31, 2007 $	December 31, 2006 $
Current:
Collateral account against the HSBC bank loan – Turkey (10(b))	55,000	-
Collateral account against the HSBC bank loan – China (note 10(a))	10,500	-
Electricity deposit	210	-
Collateral account against HSBC Bank USA	-	21,250
	65,710	21,250
Non-current:
Collateral account against the HSBC bank loan – Turkey (10(b))	-	50,000
Environmental guarantee deposit	8,300	8,300
	8,300	58,300

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Restricted cash (continued)

The environmental guarantee deposit is held on account with a Turkish bank pursuant to environmental and pollution guarantees required by the Turkish Ministry of the Environment. The funds are invested at prevailing bank rates. Interest earned on these deposits is included in interest and other income as presented in the Consolidated Statements of Operations.

5.

Accounts receivable and other

	December 31, 2007 $	December 31, 2006 $

Value added and other taxes recoverable	19,829	19,907
Other receivables and advances	3,986	3,024
Prepaid expenses and deposits	4,905	5,074
Available-for-sale securities	1,615	301

	30,335	28,306

On January 1, 2007, we recognized an adjustment of $275 to opening balance of accumulated other comprehensive income pursuant to adoption of the new Financial Instruments standard. The amount represents the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007.

For the year ended December 31, 2007, the Company recognized an unrealized loss of $61 on marketable securities designated as available-for-sale in other comprehensive income.

6.

Inventories

	December 31, 2007 $	December 31, 2006 $

Ore Stockpiles	8,484	4,604
In-process inventory including doré	33,573	25,298
Materials and supplies	15,468	5,695

	57,525	35,697

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Derivative contract

In December 2004, São Bento Mineração SA entered into an energy supply contract with Companhia Energetica de Minas Gerais (“CEMIG”). With the closure of the São Bento mine in 2007, the energy contracted for 2007 and 2008 exceeds the estimated consumption for that period and accordingly, this contract has been accounted as a derivative financial instrument, which is measured at fair value with unrealized gains or losses reported in earnings.

In accordance with the transitional provision of the new financial instrument standard, the asset fair value of this contract of $873 as at January 1, 2007 has been recorded with a credit directly to deficit.

The fair value as at December 31, 2007 was calculated based on a capital asset pricing model (“CAPM”) to estimate the forward price of Brazilian electricity for 2008, adjusted by the Brazilian real and US dollar forward exchange rates and then discounted for time value.

This resulted in a fair value of the asset of $2,956 and the recognition of an unrealized gain for the year of $2,083.

CAPM estimates the risk-adjustment applied to spot electricity prices as a means to deriving a forward price.

Assumptions used in the calculation of the fair value of this contract as at December 31, 2007 are as follows:

Quantity of energy to purchase	78,880.20 MWh
Set price per contract	$24.50/MWh
Spot price in Brazilian reals	R$502.45/MWh
Forward price of energy (range)	$111.78/MWh – $54.75/MWh
US treasury yield (range)	2.90% – 3.31%

8.

Mining interests

	December 31, 2007

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $
Operating assets and mines under construction

Deferred development cost	75,488	7,054	68,434
Mining and processing equipment	202,335	25,907	176,428
Assets under construction	89,168	-	89,168

	366,991	32,961	334,030

Non-producing properties under development	43,675	-	43,675

	410,666	32,961	377,705

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.

Mining interests (continued)

	December 31, 2006

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $
Operating assets and mines under construction

Deferred development cost	72,726	761	71,965
Mining and processing equipment	113,526	7,269	106,257
Assets under construction	102,660	-	102,660

	288,912	8,030	280,882

Non-producing properties under development	30,198	-	30,198

	319,110	8,030	311,080

9.

Bank indebtedness

During 2006, Qinghai Dachaidan Mining Limited (“QDML”), a 90% owned subsidiary of the Company and the operator of the Tanjianshan project, secured working capital loans from the China Construction Bank in the amount of 120 million Chinese Renminbi. These loans were paid in full in 2007.

10.

Debt

	December 31, 2007 $	December 31, 2006 $
Current:
Current portion of HSBC term revolving credit facility	55,000	-
HSBC revolving credit facility due November 30, 2008	10,062	-
Current portion of Sino Gold Limited, net of imputed interest	360	333

	65,422	333
Long-term:
HSBC term revolving credit facility due February 28, 2010	-	50,000
Sino Gold Limited due December 31, 2009, net of imputed interest	139	499

	139	50,499

(a)

HSBC term revolving credit facility

HSBC has authorized advances of up to $65,000 to Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly owned subsidiary of the Company, under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2007, HSBC had advanced $55,000. The Credit Facility can be drawn down in minimum tranches of $1,000 plus multiples of $250. Each drawdown bears interest fixed at the prevailing LIBOR plus 0.50% on the date each tranche is drawn down. To date, the Credit Facility has been drawn in six tranches bearing a weighted average interest rate of 5.52%. The Credit Facility is renewable at the Company’s option for the term of the loan.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Debt (continued)

Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tüprag with funds of an equal amount deposited on account with HSBC as represented by $55,000 included in restricted cash (note 4), held on deposit in a collateral account with HSBC.

(b)

HSBC revolving credit facility

In November 2007, Qinghai Dachaidan Mining Limited (“QDML”), our 90% owned subsidiary, entered into a $15,000 revolving facility (“the Facility) with HSBC Bank (China). As at December 31, 2007, HSBC had advanced $10,062 (RMB 73.5 million). The Facility can be drawn down in minimum tranches of $100 or in integral multiples of $10. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. To date, the Facility has been drawn in two tranches bearing a weighted average interest rate of 5.994%. The Facility has a term of one year and is subject to review and renewal annually.

The facility is collateralized by way of irrevocable letter of credit drawn on HSBC Bank USA, National Association (“HSBC”). Eldorado should maintain at all times a security coverage ratio of 105% of the amounts drawn down. The letter of credit has an expiry date of November 8, 2008 and is collateralized by Eldorado’s funds held by HSBC as restricted cash.

(c)

Sino Gold loan

The consideration paid for the Tanjianshan property in 2003 included a non-interest-bearing loan from Sino Gold Limited (the “Loan”). On acquisition of Afcan in September 2005, the balance of the Loan then outstanding was included in the determination of net assets acquired. Imputed interest has been calculated using a discount rate of 8%.

The Loan is repayable in equal annual instalments of $400 on December 31 of each year until 2008, with a final instalment of $150 due on December 31, 2009.

	December 31, 2007 $	December 31, 2006 $

Balance outstanding on the stated Loan balance	550	950
Less: imputed interest	51	118

	499	832

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.

Asset retirement obligations

	December 31, 2007

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	9,595	1,155	2,941	13,691
Accretion during the year	364	63	177	604
Revisions to estimate	-	-	-	-
ARO liability paid	(5,496)	-	-	(5,496)

Balance at end of year	4,463	1,219	3,117	8,799
Less: current portion	509	-	-	509

Long-term portion	3,954	1,219	3,117	8,290

Estimated undiscounted value	5,149	1,775	5,919	12,843

	December 31, 2006

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	9,055	627	1,461	11,143
Net present value of estimated future obligations arising on revision of prior year’s estimates	-	495	1,392	1,887
Accretion expense	540	33	88	661

Balance at end of year	9,595	1,155	2,941	13,691
Less: current portion	8,271	-	-	8,271

Long-term portion	1,324	1,155	2,941	5,420

Estimated undiscounted value	9,822	1,775	5,919	17,516

The ARO estimates attributable to our mines have been determined with reference to independent studies recently obtained by the Company (Brazil – 2006, Turkey and China – 2007) that assumed a closure in the first quarter of 2007 in Brazil, in 2014 in China and in 2018 in Turkey.

The net present values contemplate credit-adjusted risk-free interest rates between 5% and 7%.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Income taxes

The significant components within the Company’s future tax liability are as follows:

	December 31, 2007 $	December 31, 2006 $
Future income tax assets
Mineral properties	5,106	4,688
Capital assets	12,003	13,622
Loss carry forwards	113,807	86,843
Other	8,630	13,864
Liabilities	5,000	6,057
	144,546	125,074
Valuation allowance	(137,919)	(112,098)
	6,627	12,976
Future income tax liabilities
Mineral properties	2,648	2,656
Capital assets	14,273	10,001
Unrealized gains on foreign exchange translation and other	15,528	8,879
	32,449	21,536
Net future income tax liabilities	25,822	8,560

This is represented on the balance sheet as:

	December 31, 2007 $	December 31, 2006 $

Current future income tax assets	(959)	(10,182)
Long-term future income tax liabilities	26,781	18,742
	25,822	8,560

Income tax expense differs from the amount that would result from applying the statutory Canadian federal and provincial tax rates to income (loss) before income taxes. These differences result from the following items:

	2007 $	2006 $	2005 $

Net income(loss) before income taxes	57,505	3,889	(48,631)
Statutory tax rate	34.12%	34.12%	34.86%

Tax expense at the statutory income tax rate	19,620	1,327	(16,953)

Tax effect of:
Losses not recognized	6,265	1,070	14,069
Difference in foreign tax rates	(2,105)	(1,895)	(1,007)
Foreign exchange	(2,738)	4,239	3,351
Future income tax assets not previously recognized	-	(7,010)	(238)
Non-deductible expense and other items	1,042	2,858	1,273
Income tax expense	22,084	589	495

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Income taxes (continued)

With the changes in the Chinese tax law the Company understands that it may not be eligible for the two-year tax holiday and reduced tax rate of 15% for six years previously given to our project. Based on discussions to date, Chinese tax authorities have indicated that our Tanjianshan mine can qualify as an “Encouraged Project,” resulting in a 15% tax rate for the years 2007 to 2010 instead of the normal rate of 33% (25% for the years 2011 forward). The impact of this change in tax rates was an increase in current and future income tax expense of $7,098.

At December 31, 2007, the Company and its subsidiaries, excluding Brazil, had available losses for income tax purposes of approximately $53,066 in Canada expiring in various years from 2008 to 2027.

In addition, the Company’s Brazilian subsidiaries have losses of $268,000 (December 31, 2006 – $208,000) that can be used to offset taxable income, and $243,000 (December 31, 2006 – $188,000) that can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of taxable income in any one year.

13.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value.

Voting common shares	Number of shares	Amount $

Balance, January 1, 2005	276,263,776	508,373

Shares issued upon exercise of share options, for cash	1,282,666	3,070
Shares issued for acquisition of Afcan	23,045,151	56,235
Shares issued upon exercise of Afcan warrants, for cash	1,985,785	4,114
Warrants reallocated to share capital upon exercise	-	303
Estimated fair value of share options exercised	-	1,626

Balance, December 31, 2005	302,577,378	573,721

Financing, February 2006, net of issue costs	34,500,000	154,406
Shares issued upon exercise of share options, for cash	1,476,075	4,234
Shares issued upon exercise of Afcan warrants, for cash	2,594,778	5,496
Warrants reallocated to share capital upon exercise	-	902
Estimated fair value of share options exercised	-	1,302

Balance, December 31, 2006	341,148,231	740,061

Estimated fair value of share options exercised	-	3,497
Shares issued upon exercise of share options, for cash	3,060,309	9,500

Balance, December 31, 2007	344,208,540	753,058

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Shareholders’ equity (continued)

At December 31, 2007, there were no non-voting common shares outstanding.

(b)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, January 1, 2005	5,138	1,094	6,232

Attributed to the market value of Afcan warrants outstanding on acquisition	-	1,204	1,204
Credited to share capital on Afcan warrants exercised after acquisition	-	(302)	(302)
Value attributed to Afcan options on Afcan acquisition	41	-	41
Non-cash stock-based compensation	2,426	-	2,426
Options exercised, credited to share capital	(1,625)	-	(1,625)

Balance, December 31, 2005	5,980	1,996	7,976

Credited to share capital on Afcan warrants exercised after acquisition	-	(902)	(902)
Non-cash stock-based compensation	3,542	-	3,542
Options exercised, credited to share capital	(1,302)	-	(1,302)

Balance, December 31, 2006	8,220	1,094	9,314

Non-cash stock-based compensation	7,267	-	7,267
Options exercised, credited to share capital	(3,498)	-	(3,498)

Balance, December 31, 2007	11,989	1,094	13,083

(c)

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised as follows:

2007 $

Balance, beginning of period	-
Unrealized gain recognized on change in accounting policy	275
As adjusted	275
Unrealized gains (losses) on available-for-sale investment	209
Realized (gains) losses on sale of available-for-sale investment transferred to net income	(270)

Balance, end of period	214

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Stock-based compensation

(a)

Share option plans

The Company has three share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee Plan, as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2007, a total of 1,618,511 Options (December 31, 2006 – 1,873,380) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2007, a total of 2,999,850 Options (December 31, 2006 – 3,783,350) were available to grant to directors and officers under the D&O Plan.

On acquisition, Afcan had an incentive stock option plan (the “Afcan Plan”) under which three Afcan employees who continued to be employed by Eldorado had been granted options (“Old Afcan Options”) that were fully vested. Under the terms of the Afcan transaction, the Old Afcan Options were converted into New Afcan Options on the basis of one New Afcan Option for every 6.5 Old Afcan Options. Under this arrangement, the Toronto Stock Exchange approved 91,538 New Afcan Options to continue to be held under the Afcan Plan until exercised or expired. No further New Afcan Options are permitted to be granted under the Afcan Plan. As at December 31, 2007, 46,154 New Afcan Options (December 31, 2006 – 68,462) remain unexercised.

The continuity of share purchase options outstanding, including the New Afcan Options, is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2005	3.35	7,176,872	3.4
Granted	5.43	1,589,000
Exercised	3.30	(1,476,075)
Cancelled	3.37	(13,334)

Balance, December 31, 2006	3.82	7,276,463	2.8
Granted	6.67	4,108,125
Exercised	3.10	(3,060,309)
Cancelled	5.25	(100,000)

Balance, December 31, 2007	5.36	8,224,279	3.1

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Stock-based compensation (continued)

At December 31, 2007, 5,064,193 share purchase options (December 31, 2006 – 5,327,129) with a weighted average exercise price of Cdn$4.64 (December 31, 2006 – Cdn$3.59) had vested and were exercisable.

Options outstanding at December 31, 2007 are as follows:

	December 31, 2007
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$1.00 to $1.99	146,154	0.4	1.75	146,154	1.75
$2.00 to $2.99	-	-	-	-	-
$3.00 to $3.99	2,692,000	1.6	3.52	2,692,000	3.52
$4.00 to $4.99	325,000	2.0	4.61	233,333	4.52
$5.00 to $5.99	1,758,625	3.8	5.40	858,540	5.47
$6.00 to $6.99	175,000	3.8	6.21	91,666	6.16
$7.00 to $7.12	3,127,500	4.2	7.12	1,042,500	7.12

	8,224,279	3.1	5.36	5,064,193	4.64

(b)

Stock-based compensation expense

The exercise prices of all Options granted during the period were at or above the market price at the grant date. Stock-based compensation expense is calculated using a Black-Scholes option pricing model to determine the estimated fair values of all Options granted. The value determined on the date an Option is granted is recorded over the vesting period of each respective option. This expense has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	2007 $	2006 $	2005 $

Operating costs	1,504	359	171
Exploration	1,009	170	294
Administrative	4,754	3,013	1,961

Total compensation cost recognized in operations, credited to contributed surplus	7,267	3,542	2,426

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Stock-based compensation (continued)

The assumptions used to estimate the fair value of Options granted during the years ended December 31, 2007, 2006 and 2005 were:

	2007	2006	2005

Risk-free interest rate (range)	3.53% – 4.25%	4.0% – 4.5%	3.5% – 4.0%
Expected volatility (range)	42% – 53%	42% – 50%	50%
Expected life (range)	4 years	4-5 years	4 years
Expected dividends	Nil	Nil	Nil

(c)

Bonus Cash Award Units plan

In August 2007, the directors adopted a Bonus Cash Award Units (“BCAU”) plan with an effective date of August 2, 2007. The plan provides for the Board of Directors (the “Directors”) to grant BCAUs to officers, employees and consultants subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed five years from the grant date, but may be accelerated at the discretion of the Directors. The settlement of BCAUs must be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement.

As of December 31, 2007, the Company had awarded 587,500 BCAUs with a vesting date of February 8, 2008 and 587,500 BCAUs with a vesting date of February 8, 2009. The carrying value of BCAUs at December 31, 2007 was $487, and is reflected in accrued liabilities on the balance sheet. The related cost in the amount of $487 is reflected in “general and administrative expense” in the Consolidated Statements of Operations.

15.

Supplementary cash flow information

	2007 $	2006 $	2005 $

Changes in non-cash working capital
Accounts receivable and prepaids	1,754	(3,589)	(1,892)
Inventories	(16,900)	(26,222)	(2,867)
Accounts payable and accrued liabilities	16,411	(1,857)	9,237

	1,265	(31,668)	4,478

Supplementary cash flow information
Income taxes paid	2,887	434	262
Interest paid	4,078	2,566	16

Non-cash transactions
Shares issued on acquisition of Afcan	-	-	56,235
Warrants issued in exchange for those of Afcan	-	-	1,204
Options issued in exchange for those of Afcan	-	-	41

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.

Commitments

The Company’s contractual obligations, not disclosed on the balance sheet, at December 31, 2007, include:

	2008 $	2009 $	2010 $	2011 $	2012 and later $

Operating leases and property expenditures	2,410	1,660	1,660	1,660	3,887
Purchase obligations	48,383	16,952	15,498	15,498	15,447

Totals	50,793	18,612	17,158	17,158	19,334

Purchase obligations from 2009 forward relate solely to Kişladağ operations, including the estimated commitments under the current external mining contractor agreement and unhedged diesel fuel purchase commitments for 2008 through 2012.

17.

Segmented information

During the year ended December 31, 2007, the Company had four reporting segments. The Brazil reporting segment includes the operations of the São Bento mine and exploration activity in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine and exploration and development activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Tanjianshan mine in China began commercial production on February 1, 2007. The corporate reporting segment includes the operations of the Company’s corporate office.

	December 31, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	175,888	149,267	7,919	956	334,030
Non-producing	38,358	-	5,317	-	43,675

	214,246	149,267	13,236	956	377,705

	December 31, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	130,145	140,749	9,020	968	280,882
Non-producing	28,570	-	1,628	-	30,198

	158,715	140,749	10,648	968	311,080

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Segmented information (continued)

Operations

	2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	94,219	78,176	6,907	-	179,302
Interest and other income	1,869	137	2,639	4,752	9,397
	96,088	78,313	9,546	4,752	188,699
Expenses except the undernoted	39,630	45,399	(1,286)	15,776	99,519
Depletion, depreciation and amortization	4,248	15,502	-	291	20,041
Exploration	6,500	102	3,588	1,444	11,634

Income (loss) before tax	45,710	17,310	7,244	(12,759)	57,505
Income tax recovery (expense)	(9,325)	(7,941)	(4,786)	(32)	(22,084)

Net income (loss)	36,385	9,369	2,458	(12,792)	35,421

	2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	39,232	-	38,409	-	77,641
Interest and other income	310	82	1,154	5,502	7,048
	39,542	82	39,563	5,502	84,689
Expenses except the undernoted	19,248	465	36,514	10,091	66,318
Depletion, depreciation and amortization	1,489	39	-	235	1,763
Exploration	4,845	172	7,702	-	12,719

Income (loss) before tax	13,960	(594)	(4,653)	(4,824)	3,889
Income tax recovery (expense)	2,113	-	(2,636)	(66)	(589)

Net income (loss)	16,073	(594)	(7,289)	(4,890)	3,300

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Segmented information (continued)

	2005

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	-	-	29,680	-	29,680
Interest and other income	876	31	776	2,434	4,117
	876	31	30,456	2,434	33,797
Expenses except the undernoted	(448)	214	37,079	8,862	45,707
Depletion, depreciation and amortization	171	-	9,463	164	9,798
Impairment write-down	-	662	18,875	-	19,537
Exploration	1,032	-	6,354	-	7,386

Income (loss) before tax	121	(845)	(41,315)	(6,592)	(48,631)
Income tax recovery (expense)	-	-	(585)	90	(495)

Net income (loss)	121	(845)	(41,900)	(6,502)	(49,126)

18.

Differences between Canadian and United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

 The material differences between Canadian GAAP and US GAAP affecting the Company are summarized below:

	2007 $	2006 $	2005 $

Statement of operations
Net income (loss) reported under Canadian GAAP	35,421	3,300	(49,126)
Add (deduct) items subject to US GAAP
Exploration costs (a)	(7,585)	(4,662)	(650)
Capitalized interest expense (g)	2,009	1,586	-
Depreciation on capitalized interest (g)	(198)	-	-
Bonus cash awards units (h)	(385)
Deferred start-up costs and revenues (b)	771	-	-
Unrealized gain (loss) on derivative contracts (c)	873	-	-
Future income taxes (d)	654	607	-

Net income (loss)	31,560	831	(49,776)
Other comprehensive income (loss) for the year	(61)	228	284

Comprehensive income (loss) under US GAAP	31,499	1,059	(49,492)

Net basic and diluted gain (loss) per share - US GAAP	0.09	0.00	(0.18)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Differences between Canadian and United States GAAP (continued)

	2007 $	2006 $	2005 $

Accumulated other comprehensive income (loss) under US GAAP
Beginning of year	275	47	(237)
Net unrealized gain (loss) on investments (f)	(61)	228	284

End of year	214	275	47

	2007 $	2006 $	2005 $

Assets
Total assets reported under Canadian GAAP	591,742	527,020	320,735
Exploration costs (a)	(28,771)	(21,186)	(16,524)
Future income taxes (d)	1,261	607	-
Deferred start-up costs and revenues (b)	771	-	-
Unrealized gain (loss) on investments (f)	-	275	47
Capitalized interest expense – net (g)	3,397	1,586	-

Total assets under US GAAP	568,400	508,302	304,258

	2007 $	2006 $	2005 $

Liabilities
Total liabilities reported under Canadian GAAP	142,563	131,115	95,808
Bonus cash awards units (h)	385	-	-

Total liabilities under US GAAP	142,948	131,115	95,808

	2007 $	2006 $	2005 $

Shareholders’ equity
Shareholders’ equity reported under Canadian GAAP	449,179	395,905	224,927
Cumulative adjustments to shareholders’ equity
Exploration costs (a)	(28,771)	(21,186)	(16,524)
Future income taxes (d)	1,261	607	-
Deferred start-up costs and revenues (b)	771	-	-
Bonus cash awards units (h)	(385)	-	-
Unrealized gain (loss) on investments (f)	-	275	47
Interest expense capitalized – net (g)	3,397	1,586	-

Shareholders’ equity under US GAAP	425,452	377,187	208,450

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Differences between Canadian and United States GAAP (continued)

Cash flows (used in) generated from:	2007 $	2006 $	2005 $

Operating activities under Canadian GAAP	69,805	(22,508)	(10,486)
Exploration costs (a)	(7,585)	(4,662)	(650)
Deferred start-up costs and revenues (b)	5,159	-	-
Capitalized interest expense (g)	2,009	1,586	-

Operating activities under US GAAP	69,388	(25,584)	(11,136)

Investing activities under Canadian GAAP	(91,757)	(130,454)	(147,276)
Exploration costs (a)	7,585	4,662	650
Deferred start-up costs and revenues (b)	(5,159)	-	-
Capitalized interest expense (g)	(2,009)	(1,586)	-

Investing activities under US GAAP	(91,340)	(127,378)	(146,626)

Financing activities under Canadian and US GAAP	7,999	179,103	56,198

Net increase (decrease) in cash and cash equivalents for Canadian and US purposes	(13,953)	26,141	(101,564)
Cash and cash equivalents – beginning of period	59,967	33,826	135,390

Cash and cash equivalents – end of period	46,014	59,967	33,826

A description of US GAAP that results in material differences from Canadian GAAP is as follows:

(a)

Exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2(i). For US GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred until completion of a feasibility study, after which exploration and development costs are capitalized.

(b)

Deferred Start-up costs and revenues

US GAAP requires that operating profits and losses from newly commissioned operations be recorded at the time the first product is shipped. Canadian GAAP records gains and losses from the date commercial production commences. Under Canadian GAAP deferred start-up costs and revenues are amortized over the life of the project.

(c)

Derivative contracts

Under US GAAP, SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in income of the current period unless specific accounting criteria are met. Commencing January 1, 2007, under Canadian GAAP, the Company adopted the new Financial Instrument Standard as disclosed in note 3.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Differences between Canadian and United States GAAP (continued)

(d)

Future income taxes

Under US GAAP, the Company would recognize an additional $654 (2006 – $607) in future income tax assets related to the reconciliation items described under items (a), (b) and (g) of this note.

(e)

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109), by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effect(s) of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. The Company adopted FIN 48 as of January 1, 2007. As a result of this adoption, the Company did not recognized any further increases or decreases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2007. A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	$8,537
Additions based on tax positions related to the current year	1,343
Additions for tax positions of prior years	154
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2007	$10,034

As at December 31, 2007, the Company has $10,034 unrecognized tax benefits. If recognized, none of the unrecognized tax benefit would affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes. During the years ended December 31, 2007, 2006 and 2005, the Company recognized approximately $236, $562 and $110 in interest and penalties. The Company had approximately $908 and $672 for the payment of interest and penalties accrued at December 31, 2007 and 2006 respectively.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Differences between Canadian and United States GAAP (continued)

The Company is subject to taxes in Canada, Brazil, China and Turkey. The tax years that remain subject to examination as of December 31, 2007 for these jurisdictions are:

Canada

2001 to the present

Brazil

2003 to the present

China

2007 to the present

Turkey

2003 to the present

(f)

Investments

Under US GAAP, marketable securities are classified as “held to maturity”, “held for trading”, or “available-for-sale” in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). Certain securities held by the Company would be classified as “available for sale” under FAS 115 and would be recorded at market value, with any unrealized gain or loss recorded in other comprehensive income.

Under Canadian GAAP prior to January 1, 2007, the company carried its investments in public companies at cost, less provision for other than temporary declines in value. Effective January 1, 2007, with the adoption of the new financial instrument standard (note 3) the company carries these investments at fair value with unrealized gains or losses recorded in other comprehensive income.

(g)

Interest expense

Under Canadian GAAP, where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or development ceases, at which time the interest is charged to operations. Under US GAAP, interest is capitalized on an interest avoidance basis. Under this method, regardless of the application of the loan proceeds, any interest incurred is capitalized to the cost of any development or construction project to the extent of the lesser of the interest cost incurred or the amount that can be attributed to the cost of any capital development or construction costs and any uncapitalized interest is charged to operations.

(h)

Bonus cash awards units

Under Canadian GAAP, bonus cash awards units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price. Under US GAAP, Statement 123 (R) requires that awards classified as liabilities be measured at fair value at each reporting date. The fair value is estimated using an option pricing model.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Differences between Canadian and United States GAAP (continued)

(i)

Recent United States accounting pronouncements

 (i)

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) which provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 will be applied prospectively. The Company is currently evaluating the effects, if any, that SFAS No. 157 may have on its financial condition and results of operations.

 (ii)

Fair value option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company does not expect the adoption of this standard to have a material impact on its financial condition and results of operations.

 (iii) Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Differences between Canadian and United States GAAP (continued)

SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations.

(iv) Non-controlling interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160) which amends ARB 51 to establish new standards that will govern the accounting for and reporting of no controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) no controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the no controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The Company is currently evaluating the effects, if any, that SFAS No. 160 may have on its financial condition and results of operations.

19.

Subsequent events – reopening of the Kişladağ mine

On February 6, 2008 a decision was rendered by the 6th Department of the High Administrative Court in Ankara on the appeal of a Lower Administrative Court judgement in favour of the Ministry of Environment’s awarding of the environment impact certificate for the Kişladağ mine. The High Administrative Court concluded that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case. The case has been returned to the Lower Administrative Court. The temporary injunction automatically expired with the decision on the case. Subsequent to the High Court ruling, the Company obtained the necessary operating permits and on March 6, 2008 the Kişladağ mine reopened and resumed production activities.